AEM SPA

02 MAY 16 AM 10:01

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/2672002/AG/db

BY UPS

02034110

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

May 10, 2002

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yesterday, concerning the information disclosed during a conference call with financial analysts.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

dlw 5/21

Encl.

AEM SPA

FILE NO. 82-4911

PRESS RELEASE

Milan, 9 May 2002. At AEM's conference call with financial analysts, held today after market close, Mr Zuccoli, the company's CEO, disclosed the following information:

- AEM's estimate of 2002 hydro penalty amounts to € 34.5 m, of which around € 15 m refers to Q4.
- Fastweb's loss pertaining to AEM Group Q1 2002 results at pre-tax level amounts to € 10.2. This amount does not account for the likely positive effect stemming from the application of the Tremonti Law.